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Filed pursuant to Rule 424(b)3
Registration Number 333-123924

PROSPECTUS
Exchange Offer for $450,000,000 Principal Amount of 5.85% Notes due 2015	Dana Corporation

        Offer to Exchange all outstanding 5.85% Notes due 2015 for 5.85% Notes due 2015 which have been registered under the Securities Act of 1933.

  The Exchange Offer

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  We are offering to exchange all of our outstanding 5.85% Notes due 2015 (Outstanding Notes) that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable (Exchange Notes). The Outstanding Notes and the Exchange Notes are sometimes called the notes.

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  You may withdraw tenders of Outstanding Notes at any time prior to the expiration of the exchange offer.

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  The exchange offer will expire at 5:00 p.m., New York City time, on May 26, 2005, unless extended. We do not currently intend to extend the expiration date.

  The Exchange Notes

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  The terms of the Exchange Notes will be substantially identical to those of the Outstanding Notes, except that the Exchange Notes will be registered under the Securities Act of 1933, as amended, and be freely tradable.

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  The Exchange Notes will represent the same debt as the Outstanding Notes, and we will issue the Exchange Notes under the same indenture.

  Resales of Exchange Notes

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  There is no existing public market for the Outstanding Notes or the Exchange Notes. We do not intend to list the Exchange Notes on any securities exchange or seek approval for quotation through any automated trading system. The Exchange Notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods.

        Broker-dealers who acquired Outstanding Notes from us in the initial offering are not eligible to participate in this exchange offer with respect to such Outstanding Notes. Each broker-dealer registered as such under the Securities Exchange Act of 1934 that receives Exchange Notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. The letter of transmittal that accompanies this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer only in connection with resales of Exchange Notes received in exchange for Outstanding Notes where the Outstanding Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the applicable exchange offer and ending on the close of business 180 days after the expiration date of this exchange offer, or such shorter period as will terminate when all Exchange Notes held by broker-dealers that receive Exchange Notes for their own account or initial purchasers of the outstanding securities have been sold pursuant to this prospectus, we will make this prospectus available to any broker-dealer for use in connection with any resale of Exchange Notes received by a broker-dealer for its own account. A broker-dealer may not participate in this exchange offer with respect to Outstanding Notes acquired other than as a result of market-making activities or trading activities. See "Plan of Distribution."

        You should consider carefully the risk factors beginning on page 15 of this prospectus before participating in the exchange offer.

        Neither the Securities and Exchange Commission (SEC) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 26, 2005.

IMPORTANT TERMS USED IN THIS PROSPECTUS

        Unless the context indicates otherwise, in this prospectus, the terms "us," "we," "our" and "Dana" refer to Dana Corporation and its subsidiaries.

INCORPORATION BY REFERENCE AND DELIVERY OF CERTAIN DOCUMENTS

        This prospectus incorporates important business and financial information about Dana that is not included in or delivered with this document, and documents that we file later with the SEC will automatically update and replace this information. We incorporate by reference the documents listed below and, unless otherwise specified therein, any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), until the termination of the exchange offer:

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  Our Annual Report on Form 10-K for the year ended December 31, 2004;

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  Our Current Reports on Form 8-K, filed with the SEC on March 14, March 16, March 23, April 1, April 12, April 15, and April 20, 2005; and

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  Our definitive proxy statement on Schedule 14A filed with the SEC on March 18, 2005.

        The Annual Report on Form 10-K for the year ended December 31, 2004 contains, and future Annual Reports will contain, audited consolidated financial statements.

        You may request a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents) and certain other documents referred to herein, at no cost to you, by writing or telephoning us at our principal executive offices at the following address:

  Michael L. DeBacker
  Secretary
  Dana Corporation
  P.O. Box 1000
  Toledo, Ohio 43697
  Tel: (419) 535-4500

i

        To obtain timely delivery of these documents, you must request the information no later than May 19, 2005, the date five business days before the date by which you must decide whether to participate in the exchange offer.

        You should rely only on the information provided in this prospectus or incorporated herein by reference. Any statement contained in the documents incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that it is modified or superseded by a statement contained herein or in a subsequently dated document incorporated by reference in this prospectus. Information that we file later with the SEC will automatically update the information in this prospectus or incorporated herein by reference. Any statement so modified or superseded will not be deemed to constitute a part of this prospectus, except as so modified or superseded. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of these securities in any state or country where such offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this document or the documents incorporated herein by reference.

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FORWARD-LOOKING INFORMATION

        Forward-looking statements in this prospectus are indicated by words such as "anticipates," "expects," "believes," "intends," "plans," "estimates," "projects" and similar expressions. These statements represent our expectations based on current information and assumptions. Forward-looking statements are inherently subject to risks and uncertainties. Our actual results could differ materially from those which are anticipated or projected due to a number of factors. These factors include:

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  national and international economic conditions;

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  adverse effects from terrorism or hostilities;

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  the strength of other currencies relative to the U.S. dollar;

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  increases in commodity costs, including steel, that cannot be recouped in product pricing;

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  our ability and that of our customers to achieve projected sales and production levels;

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  the continued availability of necessary goods and services from our suppliers;

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  competitive pressures on our sales and pricing;

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  the continued success of our cost reduction and cash management programs, long-term transformation and U.S. tax loss carryforward utilization strategies; and

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  other factors set forth in "Risk Factors" herein and in our latest Annual Report on Form 10-K.

        All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligation or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events. You should also read carefully the factors described in the "Risk Factors" section of this prospectus.

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SUMMARY

        The following summary highlights selected information contained in or incorporated by reference into this prospectus and does not contain all of the information that may be important to you. You should read carefully this entire prospectus, including the financial data and related notes and the documents incorporated by reference into this prospectus, before making a decision to participate in the exchange offer.

Dana Corporation

        Dana Corporation is one of the world's largest independent suppliers of modules, systems and components for light, commercial and off-highway vehicle original equipment (OE) manufacturers globally and for related OE service customers. Dana is focused on being an essential partner to our customers. Our products are used in passenger cars and vans; sport-utility vehicles (SUVs); light, medium and heavy trucks; recreational vehicles and motor homes; and a wide range of off-highway vehicles. From our introduction of the automotive universal joint in 1904 to the development of high-performance products for the 21st century, we have been focused on technological innovation. We are also highly focused on product quality, delivery and service, as evidenced by our numerous supplier quality awards. As a result, we have developed successful long-standing business relationships with thousands of customers worldwide.

        In addition, Dana has long served as one of the largest suppliers to the North American aftermarket. Nearly all of our automotive aftermarket operations were conducted through our Automotive Aftermarket Group (AAG). In December 2003, we announced our intention to sell substantially all of the AAG. That portion of the AAG has been presented in our financial statements as a discontinued operation. The sale was completed on November 30, 2004. The remaining portion of the AAG, which distributes engine hard parts, has become a part of our engine and fluid management operations, within our Automotive Systems Group (ASG).

        In the first quarter of 2004, we combined the ASG and the former Engine and Fluid Management Group (EFMG) into a single business unit which retained the ASG name. The combined operations produce components primarily for the light vehicle original equipment (OE) manufacturer market. The combination enables their global operations serving these markets to focus resources on their common customers. The consolidation of sales, marketing and similar functions makes it impractical to continue evaluating these units as separate operations. Accordingly, our continuing operations are now organized into the following market-focused business units:

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  ASG manufactures and sells drivetrain modules, systems and components, consisting of axles, driveshafts, structures, and chassis and steering products, for the automotive and light vehicle markets, as well as driveshafts for the commercial vehicle market and sealing, thermal management, fluid transfer, and engine power products for the automotive, light and commercial vehicle and leisure and outdoor power equipment markets. The group also provides systems assembly, management, and integration services and related service parts. In 2004, ASG generated sales (including inter-segment sales) of $6.845 billion and its largest customers were Ford Motor Company (Ford), DaimlerChrysler AG (DaimlerChrysler) and General Motors Corporation (General Motors). At December 31, 2004, ASG had 148 major facilities, operated in 25 countries and employed 36,200 people.

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  Heavy Vehicle Technologies and Systems Group (HVTSG) manufactures and sells axles, brakes, driveshafts, chassis and suspension modules, ride controls and related modules and systems for the commercial and off-highway vehicle markets and transaxles, transmissions and electronic controls for the off-highway market. In 2004, HVTSG generated sales (including inter-segment sales) of $2.357 billion and its largest customers were PACCAR Inc, Volvo Group, and International Truck & Engine Corp. At December 31, 2004, HVTSG had 20 major facilities, operated in 12 countries and employed 8,000 people.

        For nearly two decades, we were a leading provider of lease financing services in selected markets through our wholly owned subsidiary, Dana Credit Corporation (DCC). However, in October 2001, we determined that the sale of DCC's businesses would enable us to more sharply focus on our core businesses. Over the last three years, we have sold significant portions of DCC, reducing the total portfolio assets of $2.200 billion at the end of 2001 to approximately $830 million at the end of 2004. While certain assets of DCC will be retained within Dana, other assets remain for sale. During 2005, we will continue our effort to maximize the value of these assets to Dana and its shareholders.

New Business

        A major focus for us today is to profitably grow our revenues faster. In the OE vehicular business, new programs are often awarded to suppliers well in advance of the expected start of production. The amount of lead time varies based on the nature of the product, size of the program and required start-up investment. The awarding of new business usually coincides with model changes on the part of vehicle manufacturers. Given the cost and service concerns associated with changing suppliers, we expect to retain any awarded business over the vehicle life, which is typically several years.

        During 2004, more than $400 million of our sales increase resulted from the addition of net new business. During 2004, we added approximately $700 million in incremental new business—new business opportunities in excess of lost business—through 2007. At January 31, 2005, the aggregate amount of new business over the next three years included $410 million coming on stream in 2005, another $250 million in 2006 and an additional $300 million in 2007.

Our Business Strategy

        Our overall strategic direction is set out in our Vision 2010 plan for strategic growth. Our goals under this plan represent an increased emphasis on anticipating the needs of our markets and serving our customers.

        Vision 2010 provides an over-arching direction for the key elements of our strategic business plan. These elements include:

        Focus and Expand Core Businesses.    We believe that our core businesses are the key to the long-term profitable growth of our company. These core businesses focus on the development, design and manufacture of our core products: axles, driveshafts, structures, fluid systems, and bearing and sealing products. These businesses have leading market positions and brand equity and provide our customers with value-added solutions and products.

        Our OE customers continue to target improved asset utilization, speed to market, lower cost, lower investment risk, and greater flexibility and to look for outsourcing alternatives. We expect that our global presence and technological and engineering capabilities, as well as our experience, scale of operations and long-standing relationships with major OE customers, will enable us to continue to take advantage of this opportunity. We project net new business, based on our review of our customers' production estimates, will add approximately $410 million to our sales revenue in 2005 and approximately $960 million for the period 2005-2007. The new business is not only with our traditional U.S.-based OE customers, but also with OE manufacturers such as BMW, Isuzu, Nissan and Toyota.

        Focus on Capital and Operating Efficiency.    In 2004, we continued to focus on opportunities to optimize our resources and reduce manufacturing costs and undertook initiatives to maximize our return on invested capital and to improve cash flow. As part of our effort to optimize resources, we have taken significant actions to leverage our global strategic sourcing efforts by eliminating duplication, driving commonality and achieving economies of scale in purchased goods and services. We are also standardizing operational processes, such as information technology, and manufacturing and quality initiatives to promote greater sharing of best practices and deliver consistently high performance across our enterprise.

        Evaluate Strategic Alliances, Joint Ventures and Selected Divestiture and Acquisition Opportunities.    Among the keys to our business plan is the concept of capitalizing on strategic alliances and joint ventures. Such relationships offer opportunities to expand our capabilities with a reduced level of investment and enhance our ability to provide the full scope of services required by our customers. We have a number of strategic alliances, including our Roadranger™ marketing program with Eaton Corporation and programs with GETRAG Cie, to strengthen our portfolio of advanced axle technologies; Motorola Inc., to integrate its electronic expertise into the development of advanced technology for traditionally mechanical components; Bühler Motor Inc., to provide advanced automotive motor-module technologies and manufacturing expertise to support our product applications; Emerson Electric Co. to develop a series of actuator products and related components for the global electronic steering market; and Bendix Commercial Vehicle Systems LLC, to combine complementary technologies for wheel-end braking systems.

        In 2003, we expanded our existing partnership with GETRAG to encompass a joint venture with Volvo Car Corporation to produce all-wheel-drive and chassis systems and components for passenger cars and sport utility vehicles.

        Our divestiture activities in 2004 are described elsewhere in this prospectus. We will continue to evaluate non-core operations for divestiture in the future. We will also evaluate potential acquisition candidates that have product platforms complementary to our core OE businesses, strong operating potential and strong existing management teams. We believe that targeted acquisitions will help us achieve our long-term objectives.

        Other elements of our Vision 2010 plan are as follows:

        Customers.    We will be an essential partner with our customers by identifying and delivering innovative solutions within global, diversified customer, and product portfolios. We will focus on knowing our customers' expectations, nurturing enduring relationships through trust and collaboration, and employing rigorous program management to produce flawless launches.

        People.    We will build a faster and more capable Dana with diverse, energized, and passionate people thriving on performance. We will cultivate a learning organization that values education and personal growth; create and build upon teamwork, shared ideas, and processes; and recognize and reward our people for results.

        Financial Performance.    We will deliver industry-leading shareholder value by consistently growing profits through world-class lean methods and supply chain excellence with fact-based decision making. We will deliver consistent top- and bottom-line growth, focus on sustainability of cash flow, and maintain a strong balance sheet.

        Dana Corporation is a Virginia corporation. Our principal executive office is located at 4500 Dorr Street, Toledo, Ohio 43615, and our telephone number at that address is (419) 535-4500.

Summary of the Exchange Offer

The Initial Offering of Outstanding Notes	We sold the Outstanding Notes on December 10, 2004, to Banc of America Securities LLC, J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC, BNP Paribas Securities Corp., HSBC Securities (USA) Inc., KeyBanc Capital Markets, A Division of McDonald Investment Inc., and Sun Trust Capital Markets, Inc. We collectively refer to those parties in this prospectus as the "initial purchasers." The initial purchasers subsequently resold the Outstanding Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the Securities Act) and to persons outside the United States under Regulation S.
Registration Rights Agreement	Contemporaneously with the initial sale of the Outstanding Notes, we entered into a registration rights agreement with the initial purchasers in which we agreed, among other things, to use our reasonable best efforts to file the registration statement of which this prospectus forms a part with the SEC and to complete this exchange offer after we issued the Outstanding Notes. We also agreed to use our best efforts to file the registration statement with the SEC within 120 days after the date we issued the Outstanding Notes, to cause the registration statement to become effective within 215 days after the date we issued the Outstanding Notes and to consummate this exchange offer within 35 days after the registration statement becomes effective. This exchange offer is intended to satisfy your rights and our obligations with respect to an exchange offer under the registration rights agreement. If we do not file the registration statement with the SEC within 120 days after the date we issued the Outstanding Notes, or the registration statement does not become effective within 215 days after the date we issued the Outstanding Notes, or this exchange offer is not consummated within 30 business days after the date specified for effectiveness of the registration statement, we agreed to pay additional interest on the Outstanding Notes. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights hereunder with respect to your Outstanding Notes.
The Exchange Offer	We are offering to exchange the Exchange Notes, which have been registered under the Securities Act, for your Outstanding Notes. In order to be exchanged, an Outstanding Notes must be properly tendered and accepted. All Outstanding Notes that are validly tendered and not validly withdrawn will be exchanged. We will issue Exchange Notes promptly after the expiration of the exchange offer.

Resales of the Exchange Notes
Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the Exchange Notes you receive in this exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:
	•	you are acquiring the Exchange Notes in the ordinary course of your business;
	•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes issued to you in this exchange offer; and
	•	you are not an affiliate of ours within the meaning of Rule 405 of the Securities Act.
If any of these conditions are not satisfied and you transfer any Exchange Notes issued to you in this exchange offer without delivering a resale prospectus meeting the requirements of the Securities Act or without an exemption from registration of your Exchange Notes from these requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability.
Each broker-dealer that is issued Exchange Notes in this exchange offer for its own account in exchange for Outstanding Notes must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. A broker-dealer may use this prospectus for an offer to resell, resale or other transfer of the Exchange Notes issued to it in this exchange offer in exchange for Outstanding Notes that were acquired by that broker-dealer as a result of market-making or other trading activities. For more information, see "Exchange Offer—Resale of the Exchange Notes."
Any holder of Outstanding Notes who:
	•	is our affiliate;
	•	does not acquire Exchange Notes in the ordinary course of its business; or
	•	tenders its Outstanding Notes in this exchange offer with the intention to participate, or for the purpose of participating, in a distribution of Exchange Notes cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated ((available June 5, 1991)), and Shearman & Sterling (available July 2, 1993), or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes.

Record Date	We mailed this prospectus and the related offer documents to the registered holders of Outstanding Notes on April 26, 2005.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on May 26, 2005, unless we decide to extend the expiration date, in which case the term "expiration date" means the latest date and time to which we extend this exchange offer. For more information, see "Exchange Offer—Expiration Date; Extensions; Amendments."
Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, including that the exchange offer not violate applicable law or any applicable interpretation of the staff of the SEC. This exchange offer is not conditioned upon any minimum principal amount of the Outstanding Notes being tendered. See "Exchange Offer—Conditions."
Exchange Agent	Citibank, N.A., is serving as the exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under "Exchange Offer—Exchange Agent" at page 33.
Procedures for Tendering Outstanding Notes	If you wish to tender your Outstanding Notes for Exchange Notes in this exchange offer, you must transmit to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date either:
• an original or a facsimile of a properly completed and duly executed copy of the letter of transmittal which accompanies this prospectus, together with your Outstanding Notes and any other documentation required by the letter of transmittal, at the address provided on the cover page of the letter of transmittal; or
• if the Outstanding Notes you own are held of record by The Depositary Trust Company (DTC) in book-entry form and you are making delivery by book-entry transfer, a computer-generated message transmitted by means of DTC's Automated Tender Offer Program System (ATOP) in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, will form a part of a confirmation of book-entry transfer. As part of the book-entry transfer, DTC will facilitate the exchange of your Outstanding Notes and update your account to reflect the issuance of the Exchange Notes to you. ATOP allows you to electronically transmit your acceptance of the exchange offer to DTC instead of physically completing and delivering a letter of transmittal to the exchange agent.
In all other cases, a letter of transmittal must be manually executed and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date.

In addition, you must deliver to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date:
• if you are effecting delivery by book-entry transfer, a timely confirmation of book-entry transfer of your Outstanding Notes into the account of the exchange agent at DTC; or
• if necessary, the documents required for compliance with the guaranteed delivery procedures.
For more information, see "Exchange Offer—Procedures for Tendering."
Special Procedures for Beneficial Owners	If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner of Outstanding Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interests or Outstanding Notes in the exchange offer, you should contact the person in whose name your book-entry interests or Outstanding Notes are registered promptly and instruct that person to tender on your behalf. For more information, see "Exchange Offer—Procedures for Tendering."
Guaranteed Delivery Procedures	If you wish to tender your Outstanding Notes and:
• time will not permit your Outstanding Notes or other required documents to reach the exchange agent by the expiration date; or
• the procedure for book-entry transfer cannot be completed on time;
you may tender your Outstanding Notes by completing a notice of guaranteed delivery and complying with the guaranteed delivery procedures. For more information, see "Exchange Offer—Guaranteed Delivery Procedures."
Withdrawal Rights	You may withdraw the tender of your Outstanding Notes at any time prior to 5:00 p.m., New York City time, on May 26, 2005. To withdraw, you must deliver a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated on the cover page of the letter of transmittal before 5:00 p.m., New York City time, on the expiration date of this exchange offer. For more information, see "Exchange Offer—Withdrawal of Tenders."

Effect on Holders of Outstanding Notes	As a result of making the exchange offer, and upon acceptance for exchange of all validly tendered Outstanding Notes pursuant to the terms thereof, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, we will not be obligated thereunder to pay liquidated damages for failure to take these actions. If you are a holder of Outstanding Notes and you do not tender them in the exchange offer, you will continue to hold them and you will be entitled to all the rights and subject to all the limitations applicable to the Outstanding Notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon consummation of the exchange offer.
To the extent that Outstanding Notes are tendered and accepted in this exchange offer, the trading market for the Outstanding Notes could be adversely affected.
Broker-Dealers	Each broker-dealer registered as such under the Exchange Act that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those Exchange Notes. See "Plan of Distribution."
Consequences of Failure to Exchange	All untendered Outstanding Notes will continue to be subject to the restrictions on transfer provided for therein and in the indenture governing the Notes. In general, the Outstanding Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with this exchange offer, we do not currently anticipate that we will register the Outstanding Notes under the Securities Act. For more information, see "Exchange Offer—Consequences of Failure to Exchange."
Federal Income Tax Considerations	Based upon advice from counsel, we believe that the exchange of Outstanding Notes for Exchange Notes will not be a taxable event for United States federal income tax purposes. For more information, see "Material U.S. Federal Income Tax Consequences."
Use of Proceeds	We will not receive any cash proceeds from the issuance of Exchange Notes pursuant to the exchange offer. We will pay all of our expenses incident to the exchange offer.

Summary of Terms of the Exchange Notes

        The form and terms of the Exchange Notes are the same as the form and terms of the Outstanding Notes, except that the Exchange Notes will be registered under the Securities Act. As a result, the Exchange Notes will not bear legends restricting their transfer and will not have the benefit of the registration rights and liquidated damage provisions contained in the Outstanding Notes. The Exchange Notes represent the same debt as the Outstanding Notes. Both the Outstanding Notes and the Exchange Notes are governed by the same indenture.

Issuer	Dana Corporation.
Notes Offered	$450,000,000 aggregate principal amount at maturity of 5.85% notes due 2015.
Maturity Date	January 15, 2015.
Interest	Interest on the notes accrues at an annual rate of 5.85%, payable semi-annually in cash in arrears on July 15 and January 15 of each year, commencing July 15, 2005.
Interest Computation	Interest on the notes will be paid on the basis of a 360-day year comprised of twelve 30-day months.
Ranking	The notes constitute senior debt. They rank:
• effectively junior to all of our secured indebtedness;
• effectively junior to all existing and future indebtedness and other liabilities of our subsidiaries, including any borrowings under credit facilities of our subsidiaries;
• equally with all of our existing and future unsubordinated, unsecured debt; and
• senior to our future subordinated indebtedness, if any.
Optional Redemption	We may redeem some or all of the notes at any time at the make-whole redemption price described in the section "Description of the Notes" under the heading "Optional Redemption."
Certain Covenants	The indenture contains covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:
• incur additional liens;
• engage in sale and leaseback transactions; and
• sell all or substantially all of our assets or merge with or into other companies.
For more details, see the section "Description of the Notes —Covenants."

Absence of a Public Market for the Exchange Notes
The Exchange Notes generally will be freely transferable, but they will also be new securities for which there will be no established market. Accordingly, we cannot assure you as to the development or liquidity of any market for the Exchange Notes. The initial purchasers have advised us that they presently intend to make a market in the Exchange Notes. However, they are not obligated to do so, and they may discontinue any market making in the Notes at any time without notice. As a result, a liquid market for the Exchange Notes may not be available if you try to sell your Exchange Notes. We do not intend to apply for a listing of the Exchange Notes on any securities exchange or any automated dealer or quotation system.
PORTAL Trading of Notes	We expect the Exchange Notes to be eligible for trading in The PORTALSM Market.
Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Risk Factors

        You should carefully consider the information under the caption "Risk Factors" beginning on page 15 and all other information in this prospectus before making a decision on whether to participate in the exchange offer.

SUMMARY FINANCIAL DATA OF DANA CORPORATION AND CONSOLIDATED SUBSIDIARIES

        The following Statement of Income Data for each of the three years in the period ended December 31, 2004 and Selected Balance Sheet Data as of December 31, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements and notes thereto included in our Annual Reports on Form 10-K for the years ended December 31, 2004, 2003 and 2002. You should read this information in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition," and our consolidated financial statements and notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference into this prospectus.

	Year Ended December 31,
	2004	2003	2002
	($ in millions)
Statement of Income Data:
Net sales	$9,056	$7,918	$7,501
Revenue from lease financing	22	46	85
Other income (expense), net(1)	(88)	103	103

Total revenue	8,990	8,067	7,689
Cost of sales	8,333	7,245	6,804
Selling, general and administrative expenses	504	520	582
Realignment charges(2)	72		158
Interest expense	217	221	259

Income (loss) before income taxes	(136)	81	(114)
Income tax benefit	196	49	78

Income (loss) before minority interest and equity in earnings of affiliates	60	130	(36)
Minority interest	(8)	(7)	(13)
Equity in earnings of affiliates	43	52	55

Income from continuing operations	95	175	6

Income from discontinued operations, before income taxes	14	80	73
Income tax expense of discontinued operations	(27)	(33)	(41)

Income (loss) from discontinued operations	(13)	47	32

Income before effect of change in accounting	82	222	38
Effect of change in accounting			(220)

Net income (loss)	$82	$222	$(182)

	As of December 31,
	2004	2003	2002
	($ in millions)
Selected Balance Sheet Data:
Cash and cash equivalents	$634	$731	$571
Total assets	9,047	9,617	9,553
Total debt	2,209	3,098	3,502
Deferred employee benefits	1,489	1,692	1,697
Shareholders' equity	2,435	2,050	1,482
	As of and for the Year Ended December 31,
	2004	2003	2002
	($ in millions)
Other Financial Data:
Depreciation and amortization	$361	$394	$478
Capital expenditures	330	305	375
Total debt as % of total capitalization	48%	60%	70%
Ratio of earnings to fixed charges(3)	—	1.3x	—

(1)
Other income (expense) in 2004 included, among other items, $157 million of net expense associated with the repurchase of approximately $900 million of debt. Other income in 2003 included, among other items, gains on note repurchases, divestitures and asset sales of $47 million, gains from the favorable settlement of sales tax obligations in India of $6 million, favorable resolution of a contingency relating to a business sold in 2002 of $5 million, Australian export credits of $6 million and commission income of $5 million. These items were partially offset by expense incurred in connection with an unsolicited tender offer for our common stock. Other income in 2002 included, among other things, gains on divestitures and asset sales of $53 million and foreign exchange gains of $19 million.

(2)
In 2004, we recorded $72 million of realignment charges. The income from discontinued operations before income taxes included $11 million of realignment charges. In 2002, we recorded $158 million in restructuring costs. An additional $2 million of related costs was included in cost of sales. The income from discontinued operations before income taxes included $82 million of charges related to restructuring activities.

(3)
These ratios were computed by dividing earnings by fixed charges. For this purpose, "earnings" consist of income from continuing operations before income taxes, distributed income of affiliates accounted for on the equity method of accounting, fixed charges (excluding capitalized interest) and income of majority-owned subsidiaries with fixed charges, and "fixed charges" consist of interest on indebtedness and that portion of rental expense (one-third) which we believe to be representative of interest. For the years ended December 31, 2004 and 2002, our earnings were insufficient to cover fixed charges by $136 million and $114 million, respectively.

SUMMARY FINANCIAL DATA OF DANA CORPORATION
WITH DANA CREDIT CORPORATION ON AN EQUITY BASIS (UNAUDITED)

        The following summary financial information for the three years in the period ended December 31, 2004 and as of December 31, 2004, 2003 and 2002 is presented with Dana Credit Corporation accounted for on an equity basis of accounting. This presentation is consistent with our segment reporting and is done because DCC is not homogeneous with our manufacturing operations, its financing activities do not support the sales of our other operating segments and its financial and performance measures are inconsistent with those of our other operating segments. Moreover, the financial covenants contained in our long-term bank facility are measured with DCC accounted for on an equity basis. This presentation does not conform with accounting principles generally accepted in the United States (GAAP) but has been included to assist you in evaluating whether to participate in the exchange offer. A reconciliation of this non-GAAP data to our consolidated financial information is set forth on pages R-1 to R-3 of this prospectus. This information should not be considered in isolation or as a substitute for our financial data that have been prepared in accordance with GAAP. You should read this information in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements and notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2004, incorporated by reference into this prospectus.

	Year Ended December 31,
	2004	2003	2002
	($ in millions)
Statement of Income Data:
Net sales	$9,056	$7,918	$7,501
Other income (expense), net(1)	(78)	91	57

Total revenue	8,978	8,009	7,558
Cost of sales	8,361	7,293	6,867
Selling, general and administrative expenses	472	447	467
Realignment charges(2)	72		158
Interest expense	172	160	175

Income (loss) before income taxes	(99)	109	(109)
Income tax benefit (expense)	109	(20)	31

Income (loss) before minority interest and equity in earnings of affiliates	10	89	(78)
Minority interest	(8)	(7)	(13)
Equity in earnings of affiliates	93	93	97

Income from continuing operations	95	175	6

Income from discontinued operations before income taxes	14	80	73
Income tax expense of discontinued operations	(27)	(33)	(41)

Income (loss) from discontinued operations	(13)	47	32

Income before effect of change in accounting	82	222	38
Effect of change in accounting			(220)

Net income (loss)	$82	$222	$(182)

	Year Ended December 31,
	2004	2003	2002
	($ in millions)
Selected Balance Sheet Data:
Cash and cash equivalents	$619	$664	$551
Total assets	8,781	9,002	8,568
Total debt	1,900	2,347	2,515
Deferred employee benefits	1,489	1,689	1,694
Shareholders' equity	2,435	2,050	1,482
	As of and for the Year Ended December 31,
	2004	2003	2002
	($ in millions)
Other Financial Data:
Depreciation and amortization	$332	$337	$387
Capital expenditures	324	295	246
Total debt as % of total capitalization	44%	53%	63%

(1)
Other income (expense) in 2004 included, among other items, $157 million of net expense associated with the repurchase of approximately $900 million of debt. Other income in 2003 included, among other items, gains on note repurchases, divestitures and asset sales of $29 million, gains from the favorable settlement of sales tax obligations in India of $6 million, favorable resolution of a contingency relating to a business sold in 2002 of $5 million, Australian export credits of $6 million and commission income of $5 million. These items were partially offset by expense incurred in connection with an unsolicited tender offer for our common stock. Other income in 2002 included, among other things, gains on divestitures and asset sales of $14 million and foreign exchange gains of $19 million.

(2)
In 2004, we recorded $72 million of realignment charges. The income from discontinued operations before income taxes included $11 million of realignment charges. In 2002, we recorded $158 million of realignment charges. An additional $2 million of related costs was included in cost of sales. The income from discontinued operations before income taxes included $82 million of charges related to restructuring activities.

RISK FACTORS

        You should carefully consider all of the information included in or incorporated by reference into this prospectus, including the information in our annual report on Form 10-K for the fiscal year ended December 31, 2004. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you might lose all or part of your original investment.

Risks Associated with the Exchange Offer

Your Outstanding Notes will not be accepted for exchange if you fail to follow the exchange offer procedures.

        We will not accept your Outstanding Notes for exchange if you do not follow the exchange offer procedures. We will issue Exchange Notes as part of this exchange offer only after a timely receipt of your Outstanding Notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your Outstanding Notes, please allow sufficient time to ensure timely delivery. If we do not receive your Outstanding Notes, letter of transmittal and other required documents by the expiration date of the exchange offer or you do not otherwise comply with the guaranteed delivery procedures for tendering your Outstanding Notes, we may not accept your Outstanding Notes for exchange. Neither we nor the exchange agent is under any duty to give notification of defects or irregularities with respect to the tenders of Outstanding Notes for exchange. If there are defects or irregularities with respect to your tender of Outstanding Notes, we will not accept your Outstanding Notes for exchange unless we decide in our sole discretion to waive such defects or irregularities. Each broker or dealer that receives exchange notes for its own account in exchange for outstanding notes that were acquired in market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

If you do not exchange your Outstanding Notes, they will continue to be subject to the existing transfer restrictions and you may not be able to sell them.

        We did not register the Outstanding Notes, nor do we intend to do so following the exchange offer. Outstanding Notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. As a result, if you hold Outstanding Notes after the exchange offer, you may not be able to sell them. To the extent any Outstanding Notes are tendered and accepted in the exchange offer, the trading market, if any, for the Outstanding Notes that remain outstanding after the exchange offer may be adversely affected due to a reduction in market liquidity. We do not plan to register the Outstanding Notes under the Securities Act.

Some holders who exchange their Outstanding Notes may be deemed to be underwriters and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

        If you exchange your Outstanding Notes in this exchange offer for the purpose of participating in a distribution of the Exchange Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Because there is no public market for the Exchange Notes, you may not be able to resell them.

        The Exchange Notes will be registered under the Securities Act, but they will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

  •
  the liquidity of any trading market that may develop;

  •
  the ability of holders to sell their Exchange Notes; or

  •
  the price at which the holders will be able to sell their Exchange Notes.

        We do not intend to apply for listing of the Exchange Notes on any securities exchange or for quotation through an automated quotation system. If a trading market were to develop, the Exchange Notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debentures, our financial performance and the interest of securities dealers in making a market in the Exchange Notes.

        We understand that the initial purchasers presently intend to make a market in the Exchange Notes. However, they are not obligated to do so, and any market-making activity with respect to the Exchange Notes may be discontinued at any time without notice. In addition, any market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the exchange offer or the pendency of an applicable shelf registration statement. There can be no assurance that an active market will exist for the Exchange Notes or that any trading market that does develop will be liquid.

        In addition, any Outstanding Notes holder who tenders in the exchange offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transactions. For a description of these requirements, see "Exchange Offer."

Risks Relating to Dana and Our Markets

Our business is affected by the cyclical nature of the OE markets that we serve.

        Our financial performance depends, in large part, on the varying conditions in the global automotive, commercial vehicle and off-highway OE markets that we serve. Demand in these markets fluctuates in response to overall economic conditions and is particularly sensitive to changes in interest rate levels and, in the vehicular markets, changes in fuel costs. Our sales of vehicular products are also impacted by OE manufacturer inventory levels and production schedules. In North America, our largest market, while light duty production levels have remained relatively stable for the past few years, the OE manufacturers have increasingly used incentives to stimulate and maintain demand levels. Whether these incentives and the demand levels can be maintained indefinitely is uncertain.

We are faced with increasing commodity costs that we may be unable to fully recover.

        Increasing steel and other raw material costs had a significant impact on our results and those of others in our industry in 2004. As a result of limited capacity and high demand, steel suppliers began assessing price surcharges and increasing base prices during the fourth quarter of 2003. The increased costs continued throughout 2004, impacting us most significantly during the second half of the year. Our purchases of steel were approximately $1.7 billion in 2004, with about 30% in the form of raw steel from mills and processors and the balance coming from components or products containing steel. Compared to our costs at the end of 2003, steel cost surcharges and price increases, net of recoveries from our customers, reduced our net income by $55 million after tax in our continuing operations during 2004, and we expect to experience an additional adverse impact during 2005 of $55 million after tax, net of customer recoveries.

We could be adversely affected if we experience shortages of components from our suppliers.

        We spend approximately $4.5 billion annually for purchased goods and services. In an effort to manage and reduce these costs, we have been consolidating our supply base. As a result, we are dependent on single sources of supply for some components of our products. We select our suppliers based on total value (including price, delivery and quality), taking into consideration their production capacities and financial condition, and we expect that they will be able to support our needs. However, there can be no assurance that strong demand, capacity limitations or other problems experienced by our suppliers will not result in occasional shortages or delays in their supply of components to us. If we were to experience a significant or prolonged shortage of critical components from any of our suppliers, particularly those who are sole sources, and could not procure the components from other sources, we would be unable to meet our production schedules for some of our key products and to ship such products to our customers in timely fashion, which would adversely affect our revenues, margins and customer relations.

A few customers account for a significant share of our business.

        Sales to Ford, General Motors and DaimlerChrysler accounted for 44% of our sales in 2004 and sales to PACCAR, Navistar, Renault-Nissan, Volvo Truck and Toyota accounted for another 18%. Sales to these customers are made under various contracts with differing expiration dates, generally relating to particular vehicle models. The loss of any of these companies as a customer, the loss of business with respect to one or more of the vehicle models that use our products, or a significant decline in the production levels of such vehicles could have an adverse effect on our business, results of operations and financial condition.

We are faced with continued price reduction pressure from our customers.

        A challenge that we and other suppliers to the vehicular markets face is the effect of continued price reduction pressure from our customers. Our largest customers, the U.S.-based light vehicle OE manufacturers, in particular have experienced market share erosion to non-U.S.-based light vehicle manufacturers over the past few years, thereby putting pressure on their profitability. To the extent this trend continues, we expect the price reduction pressures that we face will be ongoing. Our realignment and outsourcing initiatives have helped position us for this situation. While ongoing cost reduction and lean manufacturing programs are important to sustaining and improving our margins, there is no assurance that we will be able to maintain or improve our historical levels of profitability.

The competitive environment in our OE automotive and commercial vehicle sectors is evolving.

        In recent years, the competitive environment among suppliers to the global OE manufacturers has changed significantly as these manufacturers have sought to outsource more vehicular components, modules and systems. In addition, these sectors have experienced substantial consolidation. We expect to respond to these changes in our markets through strategic alliances, joint ventures, acquisitions and divestitures, as well as through other initiatives intended to maintain our competitiveness. However, there is no assurance that our efforts will be successful or that new or larger competitors will not significantly impact our business, results of operations and financial condition.

Sources of financing may become unavailable to us.

        We have a long-term credit facility in the amount of $400 million which matures in March 2010. This facility requires us to attain specified financial ratios as of the end of each quarter, including the ratio of net senior debt to tangible net worth; the ratio of earnings before interest, taxes and depreciation and amortization (EBITDA) less capital spend to interest expense; and the ratio of net senior debt to EBITDA, as such terms are defined in the facility.

        We have an accounts receivable securitization program that provides up to $200 million to help meet our periodic demands for short-term financing. The amounts available under this program are subject to reduction based on adverse changes in our credit rating or those of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable. This program is subject to termination by the lenders if our credit ratings are lowered below B1 by Moody's Investor Service and B+ by Standard and Poor's.

        Because our financial performance is impacted by various economic, financial and industry factors, we cannot say with certainty whether we will satisfy the covenants under these facilities in the future. Noncompliance with these covenants would constitute an event of default, allowing the lenders to accelerate the repayment of any borrowings outstanding under the facilities. While no assurance can be given, we believe that we would be able to successfully negotiate amended covenants or obtain waivers if an event of default were imminent; however, we might be required to provide collateral to the lenders or make other financial concessions. Any default under our credit facilities or any of our significant note agreements may result in defaults under our other debt instruments. Our business, results of operations and financial condition could be adversely affected if we were unable to successfully negotiate amended covenants or obtain waivers on acceptable terms.

        While we can give no assurances, we expect to be able to continue to secure short-term financing, but may be forced to adjust our programs if adequate funds are not available on acceptable terms or at all. In the event that we are unable to obtain short-term financing or such financing is not available on acceptable terms, our business, results of operations and financial condition may be adversely affected.

We may not realize the deferred tax assets carried on our balance sheet.

        We evaluate the carrying value of our deferred tax assets quarterly. Excluding a capital loss carryforward generated in 2002 in connection with the sale of one of our subsidiaries, the most significant portion of our deferred tax assets consists of tax benefits recorded for operations in the United States. Our net federal and state deferred tax assets in the U.S. totaled $715 million at December 31, 2004. To ensure realization of these assets, we must generate approximately $1.6 billion of pre-tax income in future years, assuming a 35% statutory tax rate. Although we currently believe that it is more likely than not that we will generate sufficient U.S.-based taxable income to realize these deferred tax assets, the full realization of these assets is not assured. If, as a result of changes in our competitive, operating, economic or regulatory environments, we conclude that it is more likely than not that we will be unable to fully realize these assets, we would be required to provide a full or partial valuation allowance against these deferred tax assets at that time. Providing such a valuation allowance would have an adverse effect on net income and shareholders' equity, the amount of which is likely to be material.

We could be adversely affected by product liability claims, including those related to asbestos exposure.

        Currently, product liability claims are not material to our financial condition. However, we have exposure to asbestos-related claims and litigation because, in the past, some of our automotive products contained asbestos. At the end of 2004, we had approximately 116,000 active pending asbestos-related product liability claims, including 10,000 that were settled and awaiting documentation and payment. We cannot estimate possible losses in excess of those for which we have accrued because we cannot predict how many additional claims may be brought against us in the future, the allegations in such claims or their probable outcomes. A substantial increase in the number of new claims or the costs to resolve them or changes in the amount of available insurance could adversely impact us, as could the enactment of currently proposed U.S. federal legislation relating to asbestos personal injury claims.

We could be adversely impacted by environmental laws and regulations.

        Our operations are subject to U.S. and non-U.S. environmental laws and regulations governing emissions to air; discharges to water; the generation, handling, storage, transportation, treatment and disposal of waste materials; and the cleanup of contaminated properties. Currently, environmental costs with respect to our former, existing or subsequently acquired operations are not material, but there is no assurance that we will not be adversely impacted by such costs, liabilities or claims in the future either under present laws and regulations or those that may be adopted or imposed in the future.

USE OF PROCEEDS

        We will receive no cash proceeds from the exchange of Outstanding Notes pursuant to this exchange offer. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive in exchange a like principal amount of Outstanding Notes, the terms of which are identical in all material respects to the Exchange Notes. The Outstanding Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any change in our capitalization.

        Our net proceeds from the sale of the Outstanding Notes (after deducting the initial purchasers' discounts and commissions and after any expenses payable by us) were approximately $446.4 million.

CAPITALIZATION

        The first table below summarizes our capitalization as of December 31, 2004. The second table presents the same information with DCC included on an equity basis. The presentation of DCC on an equity basis is not in conformity with GAAP. You should read this information in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes appearing elsewhere in this prospectus or in the documents that we have incorporated by reference.

Dana Corporation and Consolidated Subsidiaries

As of December 31, 2004
($ in millions)
Short-term debt(1)	$98
Long-term debt
6.500% Notes due 2008	150
6.500% Notes due 2009	349
10.125% Notes due 2010	74
9.000% Notes due 2011	115
9.000% Euro Notes due 2011	10
5.850% Notes due 2015	450
7.000% Notes due 2028	164
7.000% Notes due 2029	266
DCC Notes due thru 2016	494
Other long-term debt	30
Valuation adjustments	9

Total long-term debt	2,111
Shareholders' equity	2,435

Total capitalization	$4,644

(1)
Includes amounts outstanding under Dana's committed and uncommitted borrowing lines, and accounts receivable securitization program.

Dana Corporation with DCC on an Equity Basis (unaudited)

As of December 31, 2004
($ in millions)
Short-term debt(1)	$283
Long-term debt
6.500% Notes due 2008	150
6.500% Notes due 2009	349
10.125% Notes due 2010	74
9.000% Notes due 2011	115
9.000% Euro Notes due 2011	10
5.850% Notes due 2015	450
7.000% Notes due 2028	164
7.000% Notes due 2029	266
Other long-term debt	30
Valuation adjustments	9

Total long-term debt	1,617
Shareholders' equity	2,435

Total capitalization	$4,335

(1)
Includes amounts outstanding under Dana's committed and uncommitted borrowing lines, and accounts receivable securitization program.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected historical consolidated financial information for the five-year period ended December 31, 2004 was derived from our audited consolidated financial statements and notes thereto. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes appearing in the documents we have incorporated by reference.

Dana Corporation and Consolidated Subsidiaries

	Year Ended December 31,
	2004	2003	2002	2001	2000
	($ in millions)
Statement of Income Data:
Net sales	$9,056	$7,918	$7,501	$7,480	$9,282
Revenue from lease financing	22	46	85	115	143
Other income (expense), net(1)	(88)	103	103	81	237

Total revenue	8,990	8,067	7,689	7,676	9,662
Cost of sales	8,333	7,245	6,804	6,844	8,121
Selling, general and administrative expenses	504	520	582	600	716
Realignment charges(2)	72		158	276	127
Interest expense	217	221	259	304	313

Income (loss) before income taxes	(136)	81	(114)	(348)	385
Income tax benefit (expense)	196	49	78	118	(146)

Income (loss) before minority interest and equity in earnings of affiliates	60	130	(36)	(230)	239
Minority interest	(8)	(7)	(13)	(7)	(13)
Equity in earnings of affiliates	43	52	55	32	54

Income (loss) from continuing operations	95	175	6	(205)	280

Income (loss) from discontinued operations, before income taxes	14	80	73	(136)	79
Income tax benefit (expense) of discontinued operations	(27)	(33)	(41)	43	(25)

Income (loss) from discontinued operations	(13)	47	32	(93)	54

Income (loss) before effect of change in accounting	82	222	38	(298)	334

Effect of change in accounting			(220)

Net income (loss)	$82	$222	$(182)	$(298)	$334

	As of December 31,
	2004	2003	2002	2001	2000
	($ in millions)
Selected Balance Sheet Data:
Cash and cash equivalents	$634	$731	$571	$199	$179
Total assets	9,047	9,671	9,553	10,207	11,236
Total debt	2,209	3,098	3,502	4,128	4,594
Deferred employee benefits	1,489	1,692	1,697	1,263	1,076
Shareholders' equity	2,435	2,050	1,482	1,958	2,628

	As of and for the Year Ended December 31,
	2004	2003	2002	2001	2000
	($ in millions)
Other Financial Data:
Depreciation and amortization	$361	$394	$478	$548	$523
Capital expenditures	330	305	375	425	662
Total debt as % of total capitalization	48%	60%	70%	68%	64%
Ratio of earnings to fixed charges(3)	—	1.3x	—	—	2.1x

(1)
Other income for 2004 included, among other items, $157 million of net expense associated with the repurchase of approximately $900 million of debt. Other income in 2003 included, among other items, gains on note repurchases, divestitures and asset sales of $47 million, gains from the favorable settlement of sales tax obligations in India of $6 million, favorable resolution of a contingency relating to a business sold in 2002 of $5 million, Australian export credits of $6 million and commission income of $5 million. These items were partially offset by expense incurred in connection with an unsolicited tender offer for our common stock. Other income in 2002 included, among other things, gains on divestitures and asset sales of $53 million and foreign exchange gains of $19 million. In 2001, other income included a $50 million gain on the divestitures of the Chelsea power take-off business and of the Glacier industrial bearings businesses. Also included in 2001 was a $35 million loss on the sales of our Mr. Gasket subsidiary, our Marion, Ohio forging facility and the assets in Dallas, Texas and Washington, Missouri of operations of our former Engine and Fluid Management Group. Other income in 2000 included, among other items, $179 million of gains on the divestitures of the Gresen hydraulics business, certain portions of our constant velocity joint business, most of the global Warner Electric businesses and the Commercial Vehicle Cab Systems Group. In addition, a $10 million net charge related to final settlement of the Midland Grau divestiture was recorded in the third quarter of 2000, bringing to $169 million the amount of net unusual income included in other income.

(2)
In 2004, we recorded $72 million of realignment charges. The income from discontinued operations before income taxes included $11 million of realignment charges. In 2002, we recorded $158 million in restructuring costs. An additional $2 million of related costs was included in cost of sales. The income from discontinued operations before income taxes included $82 million of charges related to restructuring activities. In 2001, we recorded $276 million in restructuring costs associated with closing 21 facilities and reducing our workforce. An additional $35 million of restructuring costs was included in cost of sales. The loss from discontinued operations before income taxes included $164 million of charges related to restructuring activities.

(3)
These ratios were computed by dividing earnings by fixed charges. For this purpose, "earnings' consist of income from continuing operations before income taxes, distributed income of affiliates accounted for on the equity method of accounting, fixed charges (excluding capitalized interest) and income of majority-owned subsidiaries with fixed charges, and "fixed charges" consist of interest on indebtedness and that portion of rental expense (one-third) which we believe to be representative of interest. For the years ended December 31, 2004, 2002 and 2001 our earnings were insufficient to cover fixed charges by $136 million, $114 million, and $312 million, respectively. See also Exhibit 12 to this Registration Statement.

EXCHANGE OFFER

General

        We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute this exchange offer), to exchange up to $450 million aggregate principal amount of our 5.85% Notes due 2015, which are referred to in this prospectus as the Outstanding Notes, for a like aggregate principal amount of our 5.85% Notes due 2015, which are referred to in this prospectus as the Exchange Notes, properly tendered on or prior to the expiration date and not withdrawn as permitted pursuant to the procedures described below. This exchange offer is being made with respect to all of the Outstanding Notes.

        As of the date of this prospectus, $450 million aggregate principal amount of the Outstanding Notes are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about April 26, 2005 to all holders of Outstanding Notes known to us. Our obligation to accept Outstanding Notes for exchange pursuant to this exchange offer is subject to certain conditions set forth under "—Conditions" below. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Reasons for the Exchange Offer

        Dana and the initial purchasers entered into a registration rights agreement in connection with the issuance of the Outstanding Notes. The registration rights agreement provides that we will take the following actions at our expense, for the benefit of the holders of the Outstanding Notes:

  •
  we will use our reasonable best efforts to file the exchange offer registration statement, of which this prospectus is a part. The Exchange Notes will have terms substantially identical in all material respects to the Outstanding Notes except that the Exchange Notes will not contain transfer restrictions;

  •
  we will use our best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 215 days after the date we issued the Outstanding Notes, which will be July 13, 2005; and

  •
  we will keep the exchange offer open for at least 30 days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders.

        The holder of each Outstanding Note surrendered in the exchange offer will receive an Exchange Note having a principal amount equal to that of the surrendered note. Interest on each Exchange Note will accrue from the later of (1) the last interest payment date on which interest was paid on the Outstanding Note surrendered or (2) if no interest has been paid on the Outstanding Note, from December 10, 2004.

        If we do not file the registration statement with the SEC within 120 days after the date we issued the Outstanding Notes, or the registration statement does not become effective within 215 days after the date we issued the Outstanding Notes, or this exchange offer is not consummated within 30 business days after the date specified for effectiveness of registration statement, we agreed to pay additional interest on the Outstanding Notes.

        Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all Outstanding Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue the $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Outstanding Notes accepted in the exchange offer. Any holder may tender some or all of its Outstanding Notes pursuant to the exchange offer. However, Outstanding Notes may be tendered only in a minimum denomination of $2,000 and integral multiples of $1,000 above that.

        The form and terms of the Exchange Notes will be the same as the form and terms of the Outstanding Notes except that:

  (1)
  the Exchange Notes will have been registered under the Securities Act and hence will not bear legends restricting their transfer; and

  (2)
  the holders of the Exchange Notes will not be entitled to certain rights under the registration rights agreement, including the provisions providing for an increase in the interest rate on the Outstanding Notes in certain circumstances relating to the timing of the exchange offer, all of which rights will terminate when the exchange offer is terminated.

        The Exchange Notes will evidence the same debt as the Outstanding Notes and will be entitled to the benefits of the indenture. Consequently, both series will be treated as a single class of debt securities under that indenture. For a description of the indenture, see "Description of Notes."

        The exchange offer is not conditioned on any minimum aggregate principal amount of Outstanding Notes being tendered for exchange.

        As of the date of this prospectus, $450 million aggregate principal amount of the Outstanding Notes were outstanding. We have fixed the close of business on April 25, 2005 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the Outstanding Notes entitled to participate in this exchange offer.

        Holders of Outstanding Notes do not have any appraisal or dissenters' rights under the Virginia Stock Corporation Act or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Outstanding Notes that are not tendered for exchange in this exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the Outstanding Notes and the registration rights agreement.

        We will be deemed to have accepted validly tendered Outstanding Notes when, as and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving and delivering to the tendering holders, the Exchange Notes.

        If any tendered Outstanding Notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise, the certificates for such unaccepted Outstanding Notes will be returned, without expense, to the tendering holder as promptly as practicable after the expiration date of the exchange offer.

        Holders who tender Outstanding Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Outstanding Notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See "—Fees and Expenses" and "—Transfer Taxes."

Expiration Date; Extensions; Amendments

        The term "expiration date" will mean 5:00 p.m., New York City time, on May 26, 2005, unless we, in our sole discretion, extend the exchange offer, in which case the term will mean the latest date and time to which the exchange offer is extended.

        In order to extend the exchange offer, we will notify the exchange agent orally, confirmed in writing, or in writing, of any extension. We will notify the registered holders of Outstanding Notes by public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.

        We reserve the right, in our sole discretion:

  •
  to delay accepting for exchange any Outstanding Notes;

  •
  to extend this exchange offer or to terminate this exchange offer and to refuse to accept Outstanding Notes not previously accepted if any of the conditions set forth below under "—Conditions" have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

  •
  subject to the terms of the registration rights agreement, to amend the terms of this exchange offer in any manner.

        Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of Outstanding Notes. If we amend this exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of Outstanding Notes of such amendment.

        Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Conditions

        Notwithstanding any other term of this exchange offer, we will not be required to accept for exchange, or cause the exchange of any Exchange Notes for, any Outstanding Notes, and may terminate or amend this exchange offer as provided in this prospectus before the acceptance of the Outstanding Notes, if in our reasonable judgment:

  •
  the Exchange Notes to be received will not be tradeable by the holder without restriction under the Securities Act, the Exchange Act, or without material restriction under the blue sky or securities laws of substantially all of the states of the United States; or

  •
  any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to this exchange offer which, in our sole judgment, might materially impair our ability to proceed with this exchange offer or any material adverse development has occurred in any such existing action or proceeding with respect to us or any of our subsidiaries; or

  •
  any law, statute, rule, regulation or interpretation by the staff of the SEC is proposed, adopted or enacted, which, in our sole judgment, might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits of this exchange offer to us; or

  •
  any governmental approval has not been obtained, which approval we, in our sole discretion, deem necessary for the consummation of this exchange offer as contemplated by this prospectus.

        In addition, we will not be obligated to accept for exchange the Outstanding Notes of any holder that has not made to us:

  •
  the representations described under "—Procedures for Tendering" and "Plan of Distribution"; and

  •
  such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available an appropriate form for registration of the Exchange Notes under the Securities Act.

        We expressly reserve the right, at any time or at various times, to extend the period of time during which this exchange offer is open. Consequently, we may delay acceptance of any Outstanding Notes by giving oral or written notice of such extension to the holders. During any such extensions, all Outstanding Notes previously tendered will remain subject to this exchange offer, and we may accept them for exchange. We will return any Outstanding Notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of this exchange offer.

        We expressly reserve the right to amend or terminate this exchange offer, and to reject for exchange any Outstanding Notes not previously accepted for exchange, upon the occurrence of any of the conditions of this exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Outstanding Notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

        These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

        In addition, we will not accept for exchange any Outstanding Notes tendered, and will not issue Exchange Notes in exchange for any such Outstanding Notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus forms a part or the qualification of the indenture under the Trust Indenture Act of 1939.

        If we determine in our sole discretion that any of the conditions are not satisfied, we may (l) refuse to accept any Outstanding Notes and return all tendered Outstanding Notes to the tendering holders, (2) to the extent permitted by applicable law, extend this exchange offer and retain all Outstanding Notes tendered prior to the expiration date, subject, however, to the rights of holders to withdraw the Outstanding Notes (see "—Withdrawal of Tenders") or (3) waive the unsatisfied conditions with respect to this exchange offer and accept all properly tendered Outstanding Notes which have not been withdrawn.

Interest on the Exchange Notes

        The Exchange Notes will bear interest from their date of issuance. Holders of Outstanding Notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the Exchange Notes. All such interest will be paid with the first interest payment on the Exchange Notes on July 15, 2005. Interest on the Outstanding Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

        Interest on the Exchange Notes will be payable semi-annually on each January 15 and July 15, commencing on July 15, 2005. For more information regarding the terms of the Exchange Notes, see "Description of the Notes."

Procedures for Tendering

        We have forwarded to you, along with this prospectus, a letter of transmittal relating to the exchange offer. Because all of the Outstanding Notes are held in book-entry accounts maintained by the exchange agent at DTC, a holder need not submit a letter of transmittal if the holder tenders Outstanding Notes in accordance with the procedures mandated by DTC's Automated Tender Offer Program (ATOP). To tender Outstanding Notes without submitting a letter of transmittal, the electronic instructions sent to DTC and transmitted to the exchange agent must contain the holder's acknowledgment of receipt of and the holder's agreement to be bound by and to make all of the representations contained in the letter of transmittal. In all other cases, a letter of transmittal must be manually executed and delivered as described in this prospectus.

        Only a holder of record may tender Outstanding Notes in the exchange offer. To tender in the exchange offer, a holder must comply with the procedures of DTC and either:

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

  •
  in lieu of delivering a letter of transmittal, instruct DTC to transmit on behalf of the holder a computer-generated message to the exchange agent in which the holder of the Outstanding Notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

        In addition, either:

  •
  the exchange agent must receive the Outstanding Notes along with the letter of transmittal; or

  •
  with respect to the Outstanding Notes, the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of the Outstanding Notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below; or

  •
  the holder of Outstanding Notes must comply with the guaranteed delivery procedures described below.

        To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under the caption "—Exchange Agent" before expiration of the exchange offer. To receive confirmation of valid tender of Outstanding Notes, a holder should contact the exchange agent at the telephone number listed under the caption "—Exchange Agent."

        The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If a holder completing a letter of transmittal tenders less than all of its Outstanding Notes, the tendering holder should fill in the applicable box of the letter of transmittal. The amount of Outstanding Notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

        If the Outstanding Notes, the letter of transmittal or any other required documents are physically delivered to the exchange agent, the method of delivery is at the holder's election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before expiration of the exchange offer. Holders should not send the letter of transmittal or Outstanding Notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

        Any beneficial owner whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner's behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its Outstanding Notes, either:

  •
  make appropriate arrangements to register ownership of the Outstanding Notes in the owner's name; or

  •
  obtain a properly completed bond power from the registered holder of Outstanding Notes.

        The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

        If the letter of transmittal is signed by the record holder(s) of the Outstanding Notes tendered, the signature must correspond with the name(s) written on the face of the Outstanding Notes without alteration, enlargement or any change whatsoever. If the applicable letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the Outstanding Notes.

        A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an "eligible institution." Eligible institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible institution if the Outstanding Notes are tendered:

  •
  by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        If the letter of transmittal is signed by a person other than the registered holder of any Outstanding Notes, the Outstanding Notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the Outstanding Notes and an eligible institution must guarantee the signature on the bond power.

        If the letter of transmittal or any Outstanding Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to delivery the letter of transmittal.

        The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the accompanying letter of transmittal and delivering it to the exchange agent, transmit their acceptance of this exchange offer electronically. They may do so by causing DTC to transfer the Outstanding Notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

  •
  DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering Outstanding Notes that are the subject of the book-entry confirmation;

  •
  the participant has received and agrees to be bound by the terms of the accompanying letter of transmittal, or, in the case of an agent's message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

  •
  the agreement may be enforced against that participant.

        We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered Outstanding Notes. Our determination will be final and binding. We reserve the absolute right to reject any Outstanding Notes not properly tendered or any Outstanding Notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Outstanding Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

        Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Outstanding Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give notification. Tenders of Outstanding Notes will not be deemed made until those defects or irregularities have been cured or waived. Any Outstanding Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

        In all cases, we will issue Exchange Notes for Outstanding Notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

  •
  Outstanding Notes or a timely book-entry confirmation that Outstanding Notes have been transferred in the exchange agent's account at DTC; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

        Holders should receive copies of the applicable letter of transmittal with the prospectus. A holder may obtain additional copies of the applicable letter of transmittal for the Outstanding Notes from the exchange agent at its offices listed under the caption "—Exchange Agent". By signing the letter of transmittal, or causing DTC to transmit an agent's message to the exchange agent, each tendering holder of Outstanding Notes will represent to us that, among other things:

  •
  any Exchange Notes that the holder receives will be acquired in the ordinary course of its business;

  •
  the holder has no arrangement or understanding with any person or entity to participate in the distribution of the Exchange Notes;

  •
  if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the Exchange Notes;

  •
  if the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of those Exchange Notes (see the caption "Plan of Distribution"); and

  •
  the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of us or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

DTC Book-Entry Transfer

        The exchange agent has established an account with respect to the Outstanding Notes at DTC for purposes of the exchange offer.

        With respect to the Outstanding Notes, any participant in DTC may make book-entry delivery of Outstanding Notes by causing DTC to transfer the Outstanding Notes into the exchange agent's account in accordance with DTC's ATOP procedures for transfer.

        However, the exchange for the Outstanding Notes so tendered will only be made after a book-entry confirmation of such book-entry transfer of the Outstanding Notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message and any other documents required by the letter of transmittal. For this purpose, "agent's message" means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering Outstanding Notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

Guaranteed Delivery Procedures

        Holders wishing to tender their Outstanding Notes but whose Outstanding Notes are not immediately available or who cannot deliver their Outstanding Notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures described above before expiration of the exchange offer may tender if:

  •
  the tender is made through an eligible institution;

  •
  before 5:00 p.m., New York City time on the expiration date, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message and notice of guaranteed delivery:

  •
  setting forth the name and address of the holder and the registered number(s) and the principal amount of Outstanding Notes tendered:

  •
  stating that the tender is being made by guaranteed delivery;

  •
  guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile thereof, together with the Outstanding Notes or a book-entry transfer confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

    •
    the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered Outstanding Notes in proper form for transfer or a book-entry transfer confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

        Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Outstanding Notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, holders of Outstanding Notes may withdraw their tenders at any time before expiration of the exchange offer.

        For a withdrawal to be effective, the exchange agent must receive a computer-generated notice of withdrawal transmitted by DTC on behalf of the holder in accordance with the standard operating procedures of DTC or a written notice of withdrawal, which may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under the caption "—Exchange Agent."

        Any notice of withdrawal must:

  •
  specify the name of the person who tendered the Outstanding Notes to be withdrawn;

  •
  identify the Outstanding Notes to be withdrawn, including the principal amount of the Outstanding Notes to be withdrawn; and

  •
  where certificates for Outstanding Notes have been transmitted, specify the name in which the Outstanding Notes were registered, if different from that of the withdrawing holder.

        If certificates for Outstanding Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

  •
  the serial numbers of the particular certificates to be withdrawn; and

  •
  a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is an eligible institution.

        If Outstanding Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Outstanding Notes and otherwise comply with the procedures of the facility.

        We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any Outstanding Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any Outstanding Notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of Outstanding Notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, those Outstanding Notes will be credited to an account maintained with DTC for Outstanding Notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Holders may retender properly withdrawn Outstanding Notes by following one of the procedures described under the caption "—Procedures for Tendering" above at any time on or before expiration of the exchange offer.

        A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under the caption "—Exchange Agent."

Exchange Agent

        Citibank, N.A., has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notice of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail or By Hand or Overnight Delivery:

Citibank, N.A.
Citibank Agency and Trust
111 Wall Street, 15th Floor
New York, New York 10005
Attention: Customer Service Unit

Reference: Dana Corporation

By Facsimile (for Eligible Institution Only):

212-657-1020
Confirm by Telephone:
800-422-2066

        Delivery of the letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above will not constitute a valid delivery of the letter of transmittal.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchange of Outstanding Notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing Outstanding Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Outstanding Notes tendered;

  •
  Exchange Notes are to be delivered to, or issued in the name of, any person other than the registered holder of the Outstanding Notes;

  •
  tendered Outstanding Notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of Outstanding Notes under the exchange offer;

        If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Fees and Expenses

        We will bear the expense of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by our and our affiliates' officers and employees.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will,

however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services.

        We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

        The Exchange Notes will be recorded at the same carrying value as the Outstanding Notes, which is face value, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. Expenses incurred in connection with the exchange offer will be deferred and charged to expense over the term of the Exchange Notes.

Consequences of Failure to Exchange

        Participation in this exchange offer is voluntary. Holders of the Outstanding Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

        Holders of Outstanding Notes who do not exchange their Outstanding Notes for Exchange Notes under this exchange offer will remain subject to the restrictions on transfer of such Outstanding Notes:

  •
  as set forth in the legend printed on the Notes as a consequence of the issuance of the Outstanding Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  •
  otherwise set forth in the offering circular distributed in connection with the private offering of the Outstanding Notes.

        In general, holders may not offer or sell the Outstanding Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the Outstanding Notes under the Securities Act. Based on interpretations of the SEC staff, Exchange Notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the Exchange Notes in the ordinary course of the holders' business and the holders have no arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in this exchange offer. Any holder who tenders in this exchange offer for the purpose of participating in a distribution of the Exchange Notes:

  •
  may not rely on the applicable interpretations of the SEC; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

        Upon completion of this exchange offer, holders of the Notes will not be entitled to any further registration rights agreements, except under limited circumstances.

Resale of the Exchange Notes

        Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that the Exchange Notes issued under this exchange offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by any Exchange Note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

  •
  such holder is not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act;

  •
  such Exchange Notes are acquired in the ordinary course of the holder's business; and

  •
  the holder does not intend to participate in the distribution of such Exchange Notes.

        Any holder who tenders in this exchange offer with the intention of participating in any manner in a distribution of the Exchange Notes:

  •
  cannot rely on the position of the staff of the SEC enunciated in "Exxon Capital Holdings Corporation" (available May 13, 1989), "Morgan Stanley & Co. Incorporated" (available June 5, 1991), "Shearman & Sterling" (available July 2, 1993) or similar interpretive letters; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

        This prospectus may be used for an offer to resell, resale or other retransfer of Exchange Notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the Outstanding Notes as a result of market-making activities or other trading activities may participate in this exchange offer. Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes pursuant to this exchange offer, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of Exchange Notes.

Other

        We may in the future seek to acquire untendered Outstanding Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any Outstanding Notes that are not tendered in this exchange offer or to file a registration statement to permit resales of any untendered Outstanding Notes.

DESCRIPTION OF THE NOTES

General

        The Outstanding Notes were, and the Exchange Notes will be, issued under an indenture dated as of December 10, 2004 (the Indenture) between Dana and Citibank N.A., as Trustee (the Trustee). The Outstanding Notes were, and the Exchange Notes will be, subject to all the terms of the Indenture, and holders of notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain capitalized terms used below. The definitions of certain capitalized terms used in the following summary are set forth below under "—Certain Definitions" or are otherwise defined in the Indenture. Unless otherwise specifically indicated, all references in this section to "Dana" are to Dana Corporation and not to any of its Subsidiaries.

        The Outstanding Notes have been issued in an aggregate principal amount of $450 million. The notes will mature on January 15, 2015, and bear interest at the rate of 5.85% per year. The Indenture provides for the issuance of additional notes from time to time without the consent of any holders of notes. These additional notes will form a single series with the notes and will have the same terms except for their issuance date, interest accrual date and, under certain circumstances, the first interest payment date. The Indenture does not limit the amount of unsecured debt which we may issue under the Indenture or otherwise.

        Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months, from the date of issuance or the most recent date on which interest has been paid or for which interest has been provided. Interest will be payable semi-annually on July 15 and January 15, commencing July 15, 2005, to the persons in whose names the notes are registered at the close of business on July 1 or January 1, as the case may be, preceding such interest payment date. We will pay interest on any overdue principal and (to the extent that payment of such interest is enforceable under applicable law) on any overdue installment of interest at a rate equal to the coupon rate for each Note, compounded semi-annually.

        The notes are issued only in fully registered form without coupons, in a minimum denomination of U.S. $2,000 and integral multiples of $1,000 above that (or comparable amounts in foreign currency).

        The principal of and any premium and interest on the notes are payable, and the exchange and transfer of the notes will be registrable, at the office of the Trustee or any other office or agency which we maintain for such purpose, subject to any limitations in the Indenture. No service charge will be made for any registration of transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange.

        The notes are not convertible into or exchangeable for our common or preferred stock, are not entitled to the benefit of any sinking fund and are not listed on any securities exchange.

        For purposes of the Indenture, each of Dana Credit Corporation, Dana Commercial Credit (UK) Limited and their respective subsidiaries currently are "unrestricted subsidiaries," and all of our other subsidiaries currently are "restricted subsidiaries"; however, according to the Indenture, our board of directors may designate any subsidiary, including a restricted subsidiary, as an "unrestricted subsidiary" at any time.

Optional Redemption

        We have the right to redeem the notes at any time, in whole or in part, upon at least 30 calendar days' notice by mail. We will pay a redemption price equal to the sum of the principal amount of the notes being redeemed (plus any interest that accrued before the redemption date) and any "make-whole amount" (as described below) with respect to the notes. Interest installments on a Note specified to be due on or before such redemption date will be payable to the holders of record on the relevant record date.

        The make-whole amount means the amount by which (1) the aggregate present value (as of the redemption date) of the principal being redeemed and the remaining payments of interest to the stated maturity date (excluding the interest that accrued before the redemption date) payable on that principal had the redemption not been made, determined by discounting the principal and interest on a semi-annual basis at the "reinvestment rate" (as described below) from the dates on which the principal and interest would have been payable to the redemption date, exceeds (2) the aggregate principal amount of the notes being redeemed.

        The reinvestment rate is determined on the third business day before the notice of redemption is given to participants and is equal to the "Treasury Yield" plus 0.25%.

        The Treasury Yield means the yield on Treasury securities at a constant maturity corresponding to the remaining life to the stated maturity (as of the redemption date, rounded to the nearest month) of the principal being redeemed.

        The Treasury Yield will equal the arithmetic mean of the yields published in the statistical release (identified below) under the heading "Week Ending" for "U.S. Government Securities—Treasury Constant Maturities" with a maturity equal to such remaining life. If no published maturity exactly corresponds with such remaining life, then we will interpolate or extrapolate the Treasury Yield on a straight-line basis from the arithmetic mean of the yields for the next shortest and next longest published maturities.

        The statistical release is the release designated "H.15 (519)" or any successor publication published weekly by the Board of Governors of the Federal Reserve System which reports yields on actively traded United States government securities adjusted to constant maturities. If no statistical release is published at the time of any redemption of the notes or if the format or content of the statistical release changes so as to preclude a determination of the Treasury Yield in the above manner, we will designate a reasonably comparable index. For calculating the reinvestment rate, we will use the most recent statistical release published before the date of determination of the make-whole amount.

        If fewer than all the notes are to be redeemed, the Trustee will select the particular notes or portions of the particular notes to be redeemed from the Outstanding Notes not previously called by such method as it deems fair and reasonable. The aggregate principal amounts to be redeemed must equal $2,000 or any integral multiple of $1,000 above that. The Trustee's selection must be made 30 to 60 days before the redemption date.

Ranking

        The notes will rank as unsecured and unsubordinated debt ranking equally with all other existing and future unsecured and unsubordinated debt of Dana.

Covenants

Limitations on Liens

        Except with respect to indebtedness between us and any of our "restricted subsidiaries," we covenant not to incur or guarantee (or to permit our "restricted subsidiaries" to incur or guarantee) any "secured debt" without equally and ratably securing the notes.

        "Secured debt" means indebtedness (other than indebtedness among us and our restricted subsidiaries) which is secured by:

  •
  a lien on our "principal property" or that of a restricted subsidiary;

  •
  a lien on the stock or indebtedness of a restricted subsidiary; or

  •
  a restricted subsidiary's guarantee of our indebtedness.

        "Principal property" means any real property currently owned or hereafter acquired by us or any restricted subsidiary, including buildings and improvements (other than any pollution control, cogeneration and small power production facilities), which has a book value in excess of 2% of our "consolidated net tangible assets" (that is, the total assets, less applicable reserves and other properly deductible items, on our consolidated balance sheet for the most recent fiscal quarter, less all current liabilities and goodwill, trade names, patents, organization expenses and other like intangibles).

        This covenant is not applicable to:

  •
  secured debt existing at the date of the Indenture;

  •
  liens on real or personal property acquired, constructed or improved by us or a restricted subsidiary after the date of the Indenture which are created contemporaneously with, or within 12 months after, the acquisition, construction or improvement to secure all or any part of the purchase price of the property or the cost of the construction or improvement;

  •
  mortgages on our property or that of a restricted subsidiary created within 12 months of the completion of construction or improvement of any new plant(s) on such property to secure the cost of the construction or improvement;

  •
  liens on property existing when we or a restricted subsidiary acquired it;

  •
  liens on the outstanding shares or indebtedness of a corporation existing when that corporation becomes our subsidiary;

  •
  liens on stock (except stock of our subsidiaries) acquired after the date of the Indenture if the aggregate cost of the acquisition does not exceed 15% of our consolidated net tangible assets (as defined above);

  •
  liens securing indebtedness of a successor corporation to us to the extent permitted by the Indenture;

  •
  liens securing indebtedness of a restricted subsidiary when it became such;

  •
  liens securing indebtedness of any entity outstanding when it merged with, or substantially all of its properties were acquired by, us or a restricted subsidiary;

  •
  liens created, incurred or assumed in connection with an industrial revenue bond, pollution control bond or similar financing arrangement between us or a restricted subsidiary and any federal, state or municipal government or other governmental body or quasi-governmental agency;

  •
  liens in connection with government or other contracts to secure progress or advance payments;

  •
  liens in connection with taxes or legal proceedings to the extent such taxes or proceedings are being contested or appealed in good faith or are incurred for the purpose of obtaining a stay or discharge in the course of such proceedings;

  •
  liens consisting of mechanics' or materialmen's or similar liens incurred in the ordinary course of business and easements, rights of way, zoning restrictions, restrictions on the use of real property and defects and irregularities in title thereto;

  •
  liens made in connection with or to secure payment of workers' compensation, unemployment insurance, or social security obligations;

  •
  liens in connection with any "sale and leaseback transaction" (an arrangement with any person or entity providing for the leasing by us or a restricted subsidiary of any principal property, whereby we or the subsidiary has or will sell or transfer such property to such person or entity, excluding arrangements involving a lease for a term (including renewal rights) of not more than three years) which is not subject to the limitations described below under "Limitations on Sale and Leaseback";

  •
  mortgages to secure debt of a restricted subsidiary to us or to another restricted subsidiary; and

  •
  extensions, renewals or replacements of the foregoing permitted liens to the extent of the original amounts of such liens.

        In addition, we and our restricted subsidiaries may secure debt which would not otherwise be permitted or excepted without equally and ratably securing the notes, if the sum of such secured debt plus the aggregate value of any sale and leaseback transactions subject to the limitations described below does not exceed 15% of our consolidated net tangible assets (as defined above).

Limitations on Sale and Leaseback

        We covenant not to engage in any sale and leaseback transactions involving any principal property which we or any restricted subsidiary own currently or acquire hereafter, or to permit any restricted subsidiary which has been in operation for more than 180 days to do so for a term of more than three years, unless:

  •
  we or the subsidiary would be entitled to incur secured debt on such principal property equal to the amount realizable upon such sale or transfer as if such amount were secured by a mortgage, without equally and ratably securing the notes; or

  •
  an amount equal to the greater of the net proceeds of the sale or the fair value of the principal property is applied within 180 days either to (a) the retirement of any indebtedness which under GAAP would appear as debt on our consolidated balance sheet or (b) the purchase of other property having a value at least equal to the greater of such amounts; or

  •
  the sale and leaseback transaction involves an industrial revenue bond, pollution control bond or other similar financing arrangement between us or any restricted subsidiary and any federal, state or municipal government or other governmental or quasi-governmental body or agency.

  Payment of Taxes

        We covenant to pay, before they become delinquent:

  •
  all taxes and other government charges levied on us or any of our subsidiaries or on our income, profits or property or that of any of our subsidiaries; and

  •
  all lawful claims for labor, material and supplies which, if unpaid, might become a lien and have a material adverse effect on us and our subsidiaries taken as a whole.

        However, we will not be required to pay taxes, assessments, claims or charges if the amount, applicability or validity of the same is being contested in good faith by appropriate proceedings.

Existence

        Subject to provisions below under "Merger," we covenant to do all things necessary to keep our existence, rights and franchises in full force and effect, and to cause our restricted subsidiaries to do the same. However, neither we nor any of our subsidiaries will be required to preserve any right or franchise (or, in the ease of a subsidiary, its existence) if we determine that the same is no longer desirable in the conduct of our business and that the loss or termination of the same will not result in a material adverse effect upon us and our subsidiaries taken as a whole.

Compliance with Laws

        We covenant that we will comply with all applicable federal, state, local and foreign laws, rules, regulations and ordinances and will cause our restricted subsidiaries to do the same, in each case to the extent that the failure to so comply would have a material adverse effect upon us and our subsidiaries taken as a whole.

Events of Default

        The following are events of default under the Indenture:

  •
  a default for 30 days in the payment of any interest on the notes when due;

  •
  the failure to pay the principal of or any premium on the notes when due;

  •
  the failure to deposit a mandatory sinking fund installment (if any) with respect to the notes when due;

  •
  the failure to observe or perform any other covenant in the Indenture continuing 60 days after notice from the Trustee;

  •
  our default on other indebtedness of over $100 million, after the applicable grace period, which results in such indebtedness becoming due prior to its maturity; and

  •
  certain events of bankruptcy, insolvency or reorganization.

        The Indenture provides that, upon the occurrence of an event of default (after expiration of any applicable grace period), the Trustee or the holders of 25% of the aggregate principal amount of the notes may declare the principal amount of and any accrued but unpaid interest on the outstanding notes immediately due and payable. A bankruptcy default accelerates the maturity of the notes automatically. After any such acceleration, the holders of a majority of the aggregate principal amount of the notes may rescind and annul such declaration before a judgment or decree for payment of money has been obtained if we pay all amounts that would have been due.

        The Indenture provides that within 90 days after the occurrence of an event of default, the Trustee will notify the holders of the notes of all uncured and unwaived defaults known to it (including events which, after notice or lapse of time, will become events of default). However, except in the case of default in the payment of the principal of, any premium or interest on, or any mandatory sinking fund installment on, such notes, the Trustee will be protected in withholding such notice if it determines in good faith that doing so is in the best interest of such holders.

        The Indenture provides that the holders of a majority of the aggregate principal amount of outstanding notes have the right to direct the time, method and place for conducting any proceeding for any remedy available to the Trustee, or exercising any power or trust conferred on the Trustee, in accordance with applicable law and the provisions of the Indenture.

        If an event of default is continuing, the Trustee will exercise its rights and powers under the Indenture and use the same degree of skill and care in such exercise as a prudent person would use under the circumstances in the conduct of his own affairs. However, the Trustee will not be obligated to exercise its rights or powers under the Indenture at the request of the holders of the notes unless they have offered the Trustee reasonable security or indemnity against the costs, expenses and liabilities which it may incur in compliance with such request.

        Unless otherwise provided in the Indenture, the holders of a majority of the aggregate principal amount of the outstanding notes, acting on behalf of all holders of the notes, may waive:

  •
  any past default under the Indenture (except a default in the payment of the principal of or any premium or interest on the notes); or

  •
  our compliance with certain restrictive provisions of the Indenture.

        Under the Indenture, we are required to furnish the Trustee with an annual statement about our performance of certain of our obligations under the Indenture and any default in such performance.

Merger

        The Indenture provides that we may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge into any other corporation, without the consent of the holders of the notes, provided that:

  •
  the successor corporation is organized and existing under the laws of the United States or a state and expressly assumes the due and punctual payment of the principal of and any premium and interest on the notes according to their terms and the due and punctual performance and observance of the covenants and conditions of the Indenture to be performed by us; and

  •
  after giving effect to the transaction, no event of default will have occurred and be continuing.

        Except as set forth herein, the Indenture does not contain any covenants or other provisions designed to afford the holders of the notes protection in the event of a takeover, recapitalization or highly leveraged transaction involving Dana.

Modification of the Indenture

        We and the Trustee may amend or modify the Indenture from time to time for administrative convenience or necessity or to clarify ambiguities or comply with the Trust Indenture Act, provided that the changes do not materially adversely affect the rights of the holders of the notes.

        Moreover, with the consent of the holders of a majority in aggregate principal amount of the outstanding notes, we and the Trustee may amend or modify the Indenture so as to affect the rights of such holders, except that, without the consent of the holder of each security affected by such amendment, no amendment or modification may:

  •
  extend the time of maturity of the principal of or any installment of interest on the notes;

  •
  reduce the principal of or any premium or rate of interest on the notes; or

  •
  reduce the percentage in principal amount of outstanding notes the consent of whose holders is required to waive compliance with certain provisions of the Indenture or to waive certain events of default and their consequences.

Discharge and Defeasance

        We may satisfy and discharge our obligations under the Indenture (other than our obligation to pay the principal of and any premium and interest on the notes and certain other specified obligations) if we:

  •
  irrevocably deposit with the Trustee, as trust funds, the amount (in money or U.S. government obligations maturing as to principal and interest) sufficient to pay the principal of and any premium and interest on the notes and any mandatory sinking fund obligations with respect thereto on the stated maturity date of such payments or on any redemption date; and

  •
  comply with any additional conditions (including obtaining a tax opinion) specified to be applicable with respect to the defeasance of the notes.

        In addition, we may effect a covenant defeasance pursuant to the Indenture if we:

  •
  irrevocably deposit money or U.S. government obligations as described above,

  •
  make a request to the Trustee to be discharged from our obligations on the notes, and

  •
  comply with any additional conditions (including obtaining a tax opinion) specified to be applicable with respect to the legal defeasance of the notes,

        In either such event we will be deemed to have paid and discharged the entire indebtedness on all such outstanding notes under the Indenture and our obligation to pay the principal of and any premium and interest on the notes will be completely discharged and the holders of the notes will be entitled only to payment out of the money or U.S. government obligations deposited with the Trustee and certain other rights, unless our obligations are revived and reinstated because the Trustee is unable to apply such trust fund due to any legal proceeding, order or judgment.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

Book Entry; Delivery and Form

        The Exchange Notes will be represented by one or more global Notes in registered, global form without interest coupons (collectively, the Global Exchange Notes). The Global Exchange Notes initially will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (DTC), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

        Except as set forth below, the Global Exchange Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Exchange Notes may not be exchanged for Exchange Notes in certificated form except in the limited circumstances described below. See "—Exchange of Global Exchange Notes for Certificated Notes." In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

        The notes may be presented for registration of transfer and exchange at the offices of the registrar.

Depository Procedures

        The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

        DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the Participants) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the Indirect Participants). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised us that, pursuant to procedures established by it:

  (1)
  upon deposit of the Global Exchange Notes, DTC will credit the accounts of Participants with portions of the principal amount of the Global Notes; and

  (2)
  ownership of these interests in the Global Exchange Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

        Investors in the Global Exchange Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Exchange Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. All interests in a Global Exchange Notes, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Exchange Notes to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Exchange Notes to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of interests in the Global Exchange Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "holders" thereof under the indentures for any purpose.

        Payments in respect of the principal of, and interest and premium, if any, and additional interest, if any, on, a Global Exchange Notes registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indentures. Under the terms of the indentures, we and the Trustee will treat the Persons in whose names the notes, including the Global Exchange Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee nor any agent of us or the Trustee has or will have any responsibility or liability for:

  (1)
  any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Exchange Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Exchange Notes; or

  (2)
  any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the Notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Transfers between the Participants will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the Global Exchange Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Exchange Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Exchange Notes for legended notes in certificated form, and to distribute such Notes to its Participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Exchange Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of us, the Trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Exchange Notes for Certificated Notes

        A Global Exchange Notes is exchangeable for definitive notes in registered certificated form (Certificated Notes) if:

  (1)
  DTC (a) notifies the issuers that it is unwilling or unable to continue as depositary for the Global Exchange Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the issuers fail to appoint a successor depositary within 90 days after the date of such notice or cessation;

  (2)
  the issuers, in their sole discretion, notify the trustee in writing that they elect to cause the issuance of the Certificated Notes; or

  (3)
  there has occurred and is continuing a Default or Event of Default with respect to the notes.

        In addition, beneficial interests in a Global Exchange Notes may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the indentures. In all cases, Certificated Notes delivered in exchange for any Global Exchange Notes or beneficial interests in Global Exchange Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend set forth in the indentures unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Exchange Notes

        Certificated Notes may not be exchanged for beneficial interests in any Global Exchange Notes unless the transferor first delivers to the Trustee a written certificate (in the form provided in the indentures) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

        We will make payments in respect of the notes represented by the Global Exchange Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. We will make all payments of principal, interest and premium, if any, and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the Global Exchange Notes are expected to be eligible to trade in The PORTALSM Market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Exchange Notes from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Notes by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes the material U.S. federal income tax aspects of the acquisition, ownership and disposition of the Exchange Notes. This discussion is a summary for general information purposes and does not consider all aspects of U.S. federal income taxation that may be relevant to the acquisition, ownership and disposition of the Exchange Notes by a holder in light of such holder's personal circumstances. This discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the Code), existing Treasury regulations thereunder (the Treasury Regulations) and current administrative rulings and court decisions. All of the foregoing is subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. We have not sought any ruling from the Internal Revenue Service (the IRS) with respect to the statements made and conclusions reached in the following summary, and there can be no assurance that the IRS will agree with our statements and conclusions. This discussion deals only with beneficial owners who purchased Outstanding Notes in connection with the offering at the initial offering price. Because this discussion is directed solely to purchasers in the initial offering, it does not address some issues that are relevant to subsequent purchasers of notes, including, but not limited to, the treatment of market discount for U.S. federal income tax purposes. This discussion also does not address the U.S. federal income tax consequences of ownership of notes not held as capital assets within the meaning of Section 1221 of the Code, or the U.S. federal income tax consequences to holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, financial institutions, regulated investment companies, real estate investment trusts, insurance companies, persons that hold the notes as part of a "straddle," a "hedge" or a "conversion transaction," U.S. Holders (as defined below) that have a "functional currency" other than the U.S. dollar, persons liable for alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, investors in pass-through entities, "controlled foreign corporations," "passive foreign investment companies" or United States expatriates. In addition, this discussion does not describe any tax consequences arising under the tax laws of any state, local or foreign jurisdiction.

        THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. NOTE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

U.S. Holders

        The following discussion is limited to the U.S. federal income tax consequences relevant to U.S. Holders. As used herein, a "U.S. Holder" is a beneficial owner of an Exchange Note that is, for U.S. federal income tax purposes:

  •
  a citizen or resident (as defined in Section 7701(b)(1) of the Code) of the United States;

  •
  a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of the source; or

  •
  a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more "United States persons" within the meaning of the Code, have the authority to control all of its substantial decisions, or a trust that was treated as a domestic trust under the law in effect before 1997 and has properly elected to be treated as a domestic trust.

        Certain U.S. federal income tax consequences relevant to a holder other than a U.S. Holder are discussed separately below.

  Interest Income

        Payments of interest on an Exchange Note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the holder's regular method of U.S. income tax accounting). The Exchange Notes are being issued without original issue discount within the meaning of Section 1273 of the Code.

  Sale, Exchange or Redemption of Exchange Notes

        A U.S. Holder will generally recognize taxable gain or loss equal to the difference (if any) between the amount realized on the sale, exchange, redemption or other taxable disposition of an Exchange Note (other than amounts attributable to accrued interest not already taken into income, which will be taxed as ordinary income) and the holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in the Exchange Notes will be as described under this heading under "The Exchange Offer," i.e., the same as such holder's adjusted tax basis in the Outstanding Notes exchanged therefor, less any principal payments such holder received. Gain recognized on the sale of an Exchange Note should be long-term capital gain provided the holder's holding period for the note exceeds one year. In the case of a holder other than a corporation, the current maximum marginal U.S. federal income tax rate applicable to long-term capital gain recognized on the sale of an Exchange Note is 15%.

        If the selling price is less than the holder's adjusted tax basis, the holder will recognize a capital loss. The deduction of capital losses is subject to limitations, including that capital losses generally cannot be applied to offset ordinary income for U.S. federal income tax purposes.

  The Exchange Offer

        In the opinion of our counsel, Katten Muchin Zavis Rosenman, the exchange of Outstanding Notes for Exchange Notes pursuant to the exchange offer will not constitute a significant modification of the terms of the Outstanding Notes, and, accordingly, such exchange will not constitute a taxable exchange for U.S. federal income tax purposes. Therefore, a holder will not recognize gain or loss upon receipt of an Exchange Note in the exchange offer; a holder's holding period for such note will include the holding period of the note surrendered; and such holder's adjusted tax basis in such note will be the same as such holder's tax basis in the note surrendered. In addition, each holder of Exchange Notes will continue to be required to include interest on the Exchange Notes in its gross income in accordance with its method of accounting for U.S. federal income tax purposes.

  Backup Withholding and Information Reporting

        Under the Code, a U.S. Holder of an Exchange Note will generally be subject to information reporting and may be subject, under certain circumstances, to backup withholding with respect to payments of interest on, or the gross proceeds from disposition of, the note. We will be required to withhold backup withholding tax (currently at a rate of 28%) if a U.S. Holder:

  •
  fails to furnish its social security or other taxpayer identification number (TIN) within a reasonable time after a request therefor;

  •
  furnishes an incorrect TIN;

  •
  fails to report interest or dividends properly; or

  •
  fails, under certain circumstances, to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding.

        Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit, and may entitle such holder to a refund, against such holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are generally exempt from information reporting and backup withholding, including corporations and tax-exempt organizations. U.S. Holders of Exchange Notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

        The following discussion is limited to the U.S. federal income and estate tax consequences relevant to a holder of Exchange Notes (other than a partnership) that is not a U.S. Holder (a Non-U.S. Holder).

        For purposes of the following discussion, interest and gain on the sale, exchange or other disposition of an Exchange Note will be considered "U.S. trade or business income" if such income or gain is effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, and in the case where an applicable income tax treaty between the United States and the country of which the holder is a qualified resident applies, such income or gain is attributable to a U.S. permanent establishment.

  Interest Income

        Generally, any interest paid to a Non-U.S. Holder of an Exchange Note that is not U.S. trade or business income will not be subject to U.S. federal withholding tax if the interest qualifies as "portfolio interest." Interest on the Exchange Notes will qualify as portfolio interest so long as:

  •
  the Non-U.S. Holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of our voting stock, and is not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of Section 864(d)(4) of the Code;

  •
  the Non-U.S. Holder is not a bank whose receipt of interest on the Exchange Notes is described in Section 881(c)(3)(A) of the Code; and

  •
  the Non-U.S. Holder, under penalties of perjury, certifies that it is not a U.S. person (such certification may be made on a Form W-8BEN (or suitable substitute form)) and such certificate provides the holder's name and address, or a financial institution holding the Exchange Note on behalf of the Non-U.S. Holder, under penalties of perjury, certifies that it has received such a certificate from the Non-U.S. Holder and furnishes a paying agent with a copy thereof.

        The gross amount of payments to a Non-U.S. Holder of interest that does not qualify for the portfolio interest exception and is not U.S. trade or business income will be subject to U.S. withholding tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. federal income tax rates rather than the 30% gross rate. In addition, a corporate Non-U.S. Holder may be subject to a branch profits tax on such U.S. trade or business income; this tax is generally imposed at a rate of 30% (or lesser rate under an applicable income tax treaty) on the corporate Non-U.S. Holder's earnings and profits for the taxable year, subject to adjustments, that are effectively connected with such holder's conduct of a U.S. trade or business.

        To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed Form W-8BEN or W-8ECI, or such successor forms as the IRS designates, as applicable, prior to payment of interest. These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a tax treaty may be required to obtain a U.S. TIN and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country.

  Sale, Exchange or Redemption of the Exchange Notes

        Subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of an Exchange Note generally will not be subject to U.S. federal income or withholding tax unless such gain is U.S. trade or business income, or, subject to certain exceptions, the Non-U.S. Holder is an individual who holds the Exchange Note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition.

  U.S. Federal Estate Tax

        If a Non-U.S. Holder is an individual and is not a resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of the holder's death, the holder's Exchange Notes will generally not be subject to the U.S. federal estate tax, unless, at the time of the holder's death (i) the holder directly or indirectly, actually or constructively, owns 10% or more of the total combined voting power of all our classes of stock, or (ii) interest on the holder's Exchange Notes is effectively connected with the holder's conduct of a trade or business within the United States.

  Information Reporting and Backup Withholding

        Generally, we must report annually to the IRS and to each Non-U.S. Holder any interest payments that we make to such holder and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

        Information reporting will apply to proceeds of a sale of Exchange Notes within the United States or conducted through certain financial intermediaries unless a Non-U.S. Holder provides the certification described under "—Non-U.S. Holders—Interest Income" above (and the payor does not have actual knowledge or reason to know that the holder is a U.S. person as defined under the Code) or the Non-U.S. Holder otherwise establish an exemption.

        Backup withholding (currently 28%) will not apply to payments on the Exchange Notes by us to a Non-U.S. Holder or proceeds from a sale or disposition of the Exchange Notes if the holder makes the certification described under "—Non-U.S. Holders—Interest Income" above (and we do not have actual knowledge or reason to know that the holder is a U.S. person as defined under the Code) or the Non-U.S. Holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS. Non-U.S. Holders should consult their own tax advisors regarding application of information reporting and backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from information reporting and backup withholding under current Treasury Regulations.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where the Outstanding Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the date on which the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

        We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own accounts pursuant to this exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of these methods of resale, at prevailing market prices at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any resale of Exchange Notes and any commissions or compensation received by any persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the date on which the exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to indemnify the holders of Outstanding Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Certain legal matters relating to the Exchange Notes will be passed upon for us by Katten Muchin Zavis Rosenman, New York, New York and Hunton & Williams, Richmond, Virginia.

EXPERTS

        The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control Over Financial Reporting) incorporated by reference in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933 with respect to the Exchange Notes. This prospectus is a part of that registration statement, but does not contain all of the information set forth therein. For further information about us and the Exchange Notes, you should refer to the registration statement.

        Dana is subject to the informational requirements of the Exchange Act, and, in accordance therewith, we file reports and other information with the SEC. You can inspect and copy these reports and other materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access electronically reports, proxy and information statements and other information that we file electronically with the SEC by means of the SEC's home page on the Internet at http://www.sec.gov.

	Year Ended December 31, 2004
	Dana with DCC on Equity Basis	DCC		Elimination Entries		Dana Consolidated
	($ in millions)
Statement of Income Data:
Net sales	$9,056	$		$		$9,056
Revenue from lease financing			69		(46)	23
Other income (expense), net	(78)		(10)		(1)	(89)

Total revenue	8,978		59		(47)	8,990
Cost of sales	8,361				(28)	8,333
Selling, general and administrative expenses	472		49		(17)	504
Realignment charges	72					72
Interest expenses	172		47		(2)	217

Loss before income taxes	(99)		(37)		—	(136)
Income tax benefit	109		87			196

Income before minority interest and equity earnings of affiliates	10		50		—	60
Minority interest	(8)					(8)
Equity in earnings of affiliates	93		7		(57)	43

Income from continuing operations	95		57		(57)	95
Income from discontinued operations before income taxes	14					14
Income tax expense of discontinued operations	(27)					(27)

Loss from discontinued operations	(13)		—		—	(13)

Net income	$82		$57		$(57)	$82

	As of December 31, 2004
Selected Balance Sheet Data:
Cash and cash equivalents	$619	$15	$		$634
Total assets	8,781	1,246		(980)	9,047
Total debt	1,900	511		(202)	2,209
Deferred employee benefits	1,489				1,489
Shareholders' equity	2,435	350		(350)	2,435
	As of and for the Year Ended December 31, 2004
Other Financial Data:
EBIT	$73		$10		$(2)	$81
Depreciation and amortization	332		29			361
Capital expenditures	324		9		(3)	330
Ratio of EBIT to interest expense	0.4	x	0.2	x		0.4	x
Ratio of total debt to EBIT	26.0	x	51.1	x		27.3	x
Total debt as a % of total capitalization	44%		59%			48%
EBIT	73		10		(2)	81
Less: Interest expense	(172)		(47)		2	(217)

Loss before income taxes	$(99)		$(37)		$—	$(136)

	Year Ended December 31, 2003
	Dana with DCC on Equity Basis	DCC		Elimination Entries		Dana Consolidated
		($ in millions)
Statement of Income Data:
Net sales	$7,918	$		$		$7,918
Revenue from lease financing			122		(76)	46
Other income (expense), net	91		12			103

Total revenue	8,009		134		(76)	8,067

Cost of sales	7,293				(48)	7,245
Selling, general and administrative expenses	447		101		(28)	520
Interest expense	160		61			221

Income (loss) before income taxes	109		(28)			81
Income tax benefit (expense)	(20)		69			49

Income (loss) before minority interest and equity earnings of affiliates	89		41			130
Minority interest	(7)					(7)
Equity in earnings of affiliates	93		20		(61)	52

Income from continuing operations	175		61		(61)	175

Income from discontinued operations before income taxes	80					80
Income tax expense of discontinued operations	(33)					(33)

Income from discontinued operations	47		—		—	47

Net income	$222		$61		$(61)	$222

	As of December 31, 2003
Selected Balance Sheet Data:
Cash and cash equivalents	$664	$67	$		$731
Total assets	9,002	1,682		(1,067)	9,617
Total debt	2,347	751			3,098
Deferred employee benefits	1,689	3			1,692
Shareholders' equity	2,050	291		(291)	2,050
	As of and for the Year Ended December 31, 2003
Other Financial Data:
EBIT	$269		$33		$		$302
Depreciation and amortization	337		57				394
Capital expenditures	295		12			(2)	305
Ratio of EBIT to interest expense	1.7	x	0.5	x			1.4	x
Ratio of total debt to EBIT	8.7	x	22.8	x			10.3	x
Total debt as a % of total capitalization	53%		72%				60%
EBIT	269		33				302
Less: Interest expense	(160)		(61)				(221)

Income (loss) before income taxes	$109		$(28)			—	$81

	Year Ended December 31, 2002
	Dana with DCC on Equity Basis	DCC		Elimination Entries		Dana Consolidated
	($ in millions)
Statement of Income Data:
Net sales	$7,501	$		$		$7,501
Revenue from lease financing			195		(110)	85
Other income (expense), net	57		46			103

Total revenue	7,558		241		(110)	7,689

Cost of sales	6,867				(63)	6,804
Selling, general and administrative expenses	467		162		(47)	582
Realignment charges	158					158
Interest expense	175		84			259

Loss before income taxes	(109)		(5)		—	(114)
Income tax benefit	31		47			78

Income (loss) before minority interest and equity earnings of affiliates	(78)		42		—	(36)
Minority interest	(13)					(13)
Equity in earnings of affiliates	97		23		(65)	55

Income from continuing operations	6		65		(65)	6

Income from discontinued operations before income taxes	73					73
Income tax expense of discontinued operations	(41)					(41)

Income from discontinued operations	32		—		—	32

Income before change in accounting	38		65		(65)	38
Effect of change in accounting	(220)					(220)
Net income (loss)	$(182)		$65		$(65)	$(182)

	As of December 31, 2002
Selected Balance Sheet Data:
Cash and cash equivalents	$551	$20	$		$571
Total assets	8,568	1,935		(950)	9,553
Total debt	2,515	987			3,502
Deferred employee benefits	1,694	3			1,697
Shareholders' equity	1,482	271		(271)	1,482
	As of and for the Year Ended December 31, 2002
Other Financial Data:
EBIT	$66		$79			$145
Depreciation and amortization	387		91			478
Capital expenditures	246		60		69	375
Ratio of EBIT to interest expense	0.4	x	0.9	x		0.6	x
Ratio of total debt to EBIT	38.1	x	12.5	x		24.2	x
Total debt as a % of total capitalization	63%		78%			70%
EBIT	66		79			145
Less: Interest expense	(175)		(84)			(259)

Income (loss) before income taxes	$(109)		$(5)		—	$(114)

PRINCIPAL EXECUTIVE OFFICE OF THE ISSUER

Dana Corporation
4500 Dorr Street
Toledo, Ohio 43615

TRUSTEE

Citibank, N.A.
Citibank Agency and Trust
338 Greenwich Street, 14th Floor
New York, New York 10013

LEGAL ADVISORS TO THE ISSUER

Katten Muchin Zavis Rosenman 575 Madison Avenue New York, New York 10022	Hunton & Williams 200 Park Avenue New York, New York 10166

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
One SeaGate, Suite 1800
Toledo, Ohio 43604

EXCHANGE AGENT, REGISTRAR
AND PAYING AGENT FOR NOTES

Citibank, N.A.
Citibank Agency and Trust
111 Wall Street, 15th Floor
New York, New York 10005

$450,000,000
5.85% Notes due 2015

DANA CORPORATION

        Offer to Exchange all Outstanding 5.85% Notes due 2015 for 5.85% Notes due 2015 which have been registered under the Securities Act of 1933.

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TABLE OF CONTENTS
IMPORTANT TERMS USED IN THIS PROSPECTUS
INCORPORATION BY REFERENCE AND DELIVERY OF CERTAIN DOCUMENTS
FORWARD-LOOKING INFORMATION
SUMMARY
Dana Corporation
Summary of the Exchange Offer
Summary of Terms of the Exchange Notes
Risk Factors
SUMMARY FINANCIAL DATA OF DANA CORPORATION AND CONSOLIDATED SUBSIDIARIES
SUMMARY FINANCIAL DATA OF DANA CORPORATION WITH DANA CREDIT CORPORATION ON AN EQUITY BASIS (UNAUDITED)
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
Dana Corporation and Consolidated Subsidiaries
Dana Corporation with DCC on an Equity Basis (unaudited)
SELECTED CONSOLIDATED FINANCIAL DATA
Dana Corporation and Consolidated Subsidiaries
EXCHANGE OFFER
DESCRIPTION OF THE NOTES
BOOK-ENTRY SETTLEMENT AND CLEARANCE
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION